UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Ditech Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25501G105

(CUSIP Number)

VADIM PERELMAN

BAKER STREET CAPITAL MANAGEMENT, LLC

1875 Century Park East, Ste 700

Los Angeles, CA 90067

(310) 246-0345

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25501G105

1	NAME OF REPORTING PERSON

BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,273,560*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,273,560*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,273,560*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%*
14	TYPE OF REPORTING PERSON

PN

* Includes 710,074 Shares underlying Series A Warrants and 563,429 Shares underlying Series B Warrants.

2

CUSIP NO. 25501G105

1	NAME OF REPORTING PERSON

BASKERVILLE SPV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		234,961*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

234,961*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,961*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%*
14	TYPE OF REPORTING PERSON

PN

* Includes 131,009 Shares underlying Series A Warrants and 103,952 Shares underlying Series B Warrants.

3

CUSIP NO. 25501G105

1	NAME OF REPORTING PERSON

BAKER STREET CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,508,521*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,508,521*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,508,521*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%*
14	TYPE OF REPORTING PERSON

OO

* Includes 841,083 Shares underlying Series A Warrants and 667,381 Shares underlying Series B Warrants.

4

CUSIP NO. 25501G105

1	NAME OF REPORTING PERSON

BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,508,521*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,508,521*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,508,521*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%*
14	TYPE OF REPORTING PERSON

IA, OO

* Includes 841,083 Shares underlying Series A Warrants and 667,381 Shares underlying Series B Warrants.

5

CUSIP NO. 25501G105

1	NAME OF REPORTING PERSON

VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,538,131*#
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,538,131*#
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,538,131*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%*#
14	TYPE OF REPORTING PERSON

IN

* Includes 841,083 Shares underlying Series A Warrants and 667,381 Shares underlying Series B Warrants.

# Also includes 29,610 Shares beneficially owned directly by Mr. Perelman, consisting of (i) 7,283 Shares, (ii) 12,449 Shares underlying Series A Warrants and (iii) 9,878 Shares underlying Series B Warrants.

6

CUSIP NO. 25501G105

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)              The aggregate percentage of Shares reported owned by each person named herein is based upon 5,189,300 Shares outstanding as of November 9, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

As of the date hereof, BSC LP beneficially owned 1,273,560 Shares, consisting of (i) 57 Shares, (ii) 710,074 Shares underlying Series A Warrants and (iii) 563,429 Shares underlying Series B Warrants, constituting approximately 19.7% of the Shares outstanding.

As of the date hereof, Baskerville SPV beneficially owned 234,961 Shares, consisting of (i) 131,009 Shares underlying Series A Warrants and (ii) 103,952 Shares underlying Series B Warrants, constituting approximately 4.3% of the Shares outstanding.

As of the date hereof, Mr. Perelman directly beneficially owned 29,610 Shares, consisting of (i) 7,283 Shares, (ii) 12,449 Shares underlying Series A Warrants and (iii) 9,878 Shares underlying Series B Warrants, constituting less than 1% of the Shares outstanding.

Baker Street Capital GP, as the general partner of each of BSC LP and Baskerville SPV, may be deemed to beneficially own the 1,508,521 Shares beneficially owned in the aggregate by BSC LP and Baskerville SPV, constituting approximately 22.5% of the Shares outstanding. Baker Street Capital Management, as the investment manager of each of BSC LP and Baskerville SPV, may be deemed to beneficially own the 1,508,521 Shares beneficially owned in the aggregate by BSC LP and Baskerville SPV, constituting approximately 22.5% of the Shares outstanding. Mr. Perelman, as the managing member of each of Baker Street Capital GP and Baker Street Capital Management, may be deemed to beneficially own the 1,508,521 Shares beneficially owned in the aggregate by BSC LP and Baskerville SPV, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,538,131 Shares, constituting approximately 22.9% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)               By virtue of their respective positions with BSC LP, each of Baker Street Capital GP, Baker Street Capital Management and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly beneficially owned by BSC LP.

By virtue of their respective positions with Baskerville SPV, each of Baker Street Capital GP, Baker Street Capital Management and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly beneficially owned by Baskerville SPV.

7

CUSIP NO. 25501G105

Mr. Perelman has the sole power to vote and dispose of the Shares directly beneficially owned by him.

(c)                On November 13, 2018, BSC LP sold 391,728 Shares and Baskerville SPV sold 76,896 Shares, each at a price of $0.6684 per Share. Such transactions occurred on the open market. Except as otherwise set forth herein, there have been no transactions in the Shares during the past sixty days by the Reporting Persons.

8

CUSIP NO. 25501G105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2018	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital GP, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BASKERVILLE SPV, L.P.

By:	Baker Street Capital GP, LLC General Partner

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL GP, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

9